

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Mr. Stephen J. Denari
NCI Restore Growth Committee, LLC
203 North LaSalle Street, Suite 2017
Chicago, Illinois 60601

> **Re:** **Navigant Consulting, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 2, 2012 by NCI Restore Growth Committee, LLC et al.**
> **File No. 001-12173**

Dear Mr. Denari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please disclose why the participants believe that "the Board of Directors of Navigant is not acting in the best interests of Navigant's stockholders," as well as the factors that led the participants to conclude that "it is time for new leadership on the Navigant Board of Directors."

Questions and Answers About This Proxy Solicitation, Voting And Proxy Procedures, page 1

2.    Your disclosure regarding the treatment and effect of abstentions and broker non-votes, and the vote required for election of directors, does not comport with disclosure appearing in the registrant's definitive proxy statement, as amended. Please revise your disclosure as appropriate. Alternatively, you may rely on Rule 14a-5(c) to omit this

information from your proxy statement, if you make a clear reference to the registrant's definitive proxy statement, as amended.

Our Nominees, page 7

3.      Please provide complete information required by Item 401 of Regulation S-K.  See Item 7 of Schedule 14A.  For example, your current biographies do not appear to describe the complete business experience of each nominee during the past five years, principal businesses of the entities in which occupations and employment were carried on, etc.  We understand, as one example, that Ms. Murray may currently be active in the entertainment industry.

4.      Please expand your discussion of the specific qualifications, attributes or skills that led the participants to conclude that the nominees should serve as directors.

We Believe That it is Time for Change, page 9

5.      Please clarify that employee directors apparently received no compensation for serving on the board.

Participants in Solicitation of Proxies, page 12

6.      Please provide all participant information regarding Mr. Denari, as set forth in Item 5 of Schedule 14A, including without limitation the information required by Item 5(b)(1).  We also understand that Mr. Denari may have had a past relationship of employment with and litigation against the registrant.  Please advise.

Cost and Method of Solicitation, page 13

7.      Please disclose all information required by Item 4(b)(1) and (4) of Schedule 14A.

Form of Proxy Card

8.      Please revise the text of Proposal 5, so that it is clear that security holders are being asked to actually approve or disapprove of, on an advisory basis, the compensation paid to the registrant's named executive officers.  See Question 169.07 of our Compliance and Disclosure Interpretations: Exchange Act Rules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Michael J. Legamaro, Esq.
  DLA Piper LLP (US)